UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: 2023 Dividend Dates	2

TELEFÓNICA, S.A. (the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Annual General Shareholders’ Meeting at its meeting held today, has agreed the distribution of a dividend in cash charged to unrestricted reserves, by means of a payment of a fixed gross amount of 0.30 euros during 2023 payable in two tranches, for each existing Company share and carrying entitlement to this distribution on the following dates:

-The first payment in cash of a gross amount of 0.15 euros per share will be on June 15, 2023.
-The second payment in cash of a gross amount of 0.15 euros per share will be on December 14, 2023.

The required withholdings will be made on said gross amounts in accordance with the applicable regulations. The relevant dates of these payments in the Spanish securities market will be:

	JUNE PAYMENT	DECEMBER PAYMENT
The last trading date on which the security is traded with dividend rights (last trading date)	June 12, 2023	December 11, 2023
The date from which the security is traded on the market without dividend rights (ex date)	June 13, 2023	December 12, 2023
Date of determination of the holders to be used for payment of the dividend (record date)	June 14, 2023	December 13, 2023
Date on which the dividend is paid (payment date)	June 15, 2023	December 14, 2023

Madrid, March 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 31, 2023	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors